Exhibit 99.1

Kenon Holdings Reports Q1 2026 Results and Additional Updates

Singapore, June 1, 2026. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2026 and additional updates.

Q1 and Recent Highlights

Kenon
•
In May 2026, Kenon entered into a collar transaction with an investment bank relating to approximately 2% of the shares of OPC, providing Kenon a potential source of liquidity while allowing Kenon to retain exposure to potential share price upside, while limiting potential downside, with respect to such shares.

•	In April 2026, Kenon distributed a cash dividend of approximately $200 million ($3.85 per share).

OPC
•	OPC’s net profit in Q1 2026 was $14 million, as compared to $25 million in Q1 2025. OPC’s Q1 2026 net profit included its share in profit of CPV of $34 million, as compared to $38 million in Q1 2025.
•	OPC’s Adjusted EBITDA including proportionate share in associated companies[1] in Q1 2026 was $124 million, as compared to $113 million in Q1 2025.

1 Adjusted EBITDA including proportionate share in associated companies is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

Discussion of Results for the Three Months ended March 31, 2026

Kenon’s consolidated results of operations primarily comprise the consolidated results of OPC Energy Ltd (“OPC”), in which Kenon holds an interest of approximately 46%. On January 1, 2026, OPC changed its presentation currency from NIS to USD, while its functional currency (NIS) remained unchanged.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2026 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; and a reconciliation of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies (which is a non-IFRS measure) to profit for the period.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements.

Summary Financial Information of OPC

	For the three months ended March 31,
	2026	2025
	$ millions
Revenue	317	183
Cost of sales (excluding depreciation and amortization)	(245)	(139)
Financing expenses, net	(20)	(13)
Share in profit of associated companies, net	34	38
Profit for the period	14	25
Attributable to:
Equity holders of OPC	12	18
Non-controlling interest	2	7

Adjusted EBITDA including proportionate share in associated companies[2]	124	113

For details of OPC’s results please refer to Appendix B.

Revenue

	For the three months ended March 31,
	2026	2025
	$ millions

Israel	181	146
U.S.	136	37
Total	317	183

OPC’s revenue increased by $134 million in Q1 2026 as compared to Q1 2025.

Set forth below is a discussion of changes in the key components in revenue for Q1 2026 as compared to Q1 2025.

Israel

•
Revenue from sale of energy to private customers in Israel – OPC’s revenue from the sale of electricity to private customers is derived from electricity sold at the generation component tariff, as published by the Israeli Electricity Authority, with some discount. Accordingly, changes in this tariff generally affect the prices paid by customers under power purchase agreements. The weighted-average generation component tariff in Q1 2026 was NIS 0.2890 per KW hour, which is approximately 2% lower than NIS 0.2939 per KW hour in Q1 2025. OPC’s revenue from the sale of electricity to private customers increased by $18 million in Q1 2026 as compared to Q1 2025 as a result of an increase of $10 million due to an increase in customer consumption and an increase of $12 million driven by the strengthening of the New Israeli Shekel against the U.S. Dollar between the periods; and

•
Revenue from private customers in respect of infrastructure services in Israel – Increased by $17 million in Q1 2026 as compared to Q1 2025 primarily as a result of an increase in average tariffs between the periods.

2 Non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated June 1, 2026 for the definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share in associated companies and a reconciliation to profit for the applicable period.

United States

•
Revenue from sale of electricity (Energy Transition) in the U.S. – Increased by $68 million in Q1 2026 as compared to Q1 2025, primarily due to the consolidation of CPV Shore from January 2026, which resulted in (i) an increase in revenue from generation and sale of electricity of $84 million, (ii) an increase of revenue from capacity payments of $14 million, offset by (iii) realization of derivatives for hedging electricity prices of $30 million; and

•	Revenue from sale of electricity (retail) activities in the U.S. – Increased by $31 million in Q1 2026 as compared to Q1 2025, primarily as a result of increase in scope of retail activities.

Cost of Sales (Excluding Depreciation and Amortization)

Set forth below is a summary of OPC’s cost of sales (excluding depreciation and amortization) in Israel and the U.S. for Q1 2026 and Q1 2025.

	For the three months ended March 31,
	2026	2025
	$ millions

Israel	131	105
U.S.	114	34
Total	245	139

OPC’s cost of sales (excluding depreciation and amortization) increased by $106 million in Q1 2026 as compared to Q1 2025. Set forth below is a discussion of significant changes in cost of sales between Q1 2025 and Q1 2026.

Israel

•	Expenses in respect of infrastructure services in Israel – Increased by $17 million in Q1 2026 as compared to Q1 2025, primarily as a result of an increase in average tariffs between the periods.

United States

•
Expenses for sale of electricity (Energy Transition) in U.S. – Increased by $45 million in Q1 2026 as compared to Q1 2025, primarily due to the consolidation of CPV Shore, which resulted in (i) an increase in cost of natural gas of $73 million, (ii) an increase of operating expenses of $5 million, offset by (iii) realization of derivatives for hedging electricity prices of $33 million; and

•	Expenses for sale of electricity (retail) in U.S. – Increased by $34 million in Q1 2026 as compared to Q1 2025, primarily as a result of increase in scope of retail activities.

Financing Expenses, net

Financing expenses, net in Q1 2026 were $20 million, as compared to $13 million in Q1 2025.

Share in Profit of Associated Companies, net

OPC’s share in profit in associated companies, net decreased by $4 million in Q1 2026 as compared to Q1 2025.

For further details of the results of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on May 20, 2026 and the convenience English translations furnished by Kenon on Form 6-K on May 20, 2026.

Liquidity and Capital Resources

As of March 31, 2026, OPC had unrestricted cash and cash equivalents of $1,158 million, restricted cash of $165 million (including restricted cash used for debt service), and total outstanding consolidated indebtedness of $2,281 million, consisting of $145 million of short-term indebtedness and $2,136 million of long-term indebtedness. As of March 31, 2026, a substantial portion of OPC’s debt was denominated in NIS.

As of March 31, 2026, OPC’s proportionate share of debt (including accrued interest) of CPV associated companies was $904 million and its proportionate share of cash and cash equivalents of CPV associated companies was $110 million.

Business and other Developments

Receipt of building permit for Hadera 2 Project

In May 2026, OPC’s project company Hadera 2 (“Hadera 2”) was granted a building permit for the Hadera 2 project, a plan for the construction of an 850 MW natural gas-fired power plant on land adjacent to OPC’s Hadera power plant.

Completion of transaction to swap interests in Maryland Power Plant and Three Rivers Power Plant

In May 2026, CPV Group LP (a 70%-owned subsidiary of OPC) (“CPV Group”) completed its previously announced transaction with the other partner (the “Seller”) in CPV Maryland, LLC (“CPV Maryland”) for the Seller’s 25% ownership interest in CPV Maryland, which owns a 745 MW power plant located in Maryland, in exchange for CPV Group’s 10% interest in CPV Three Rivers LLC (“CPV Three Rivers”), which owns a 1,258 MW power plant in Illinois. As a result, CPV Group now owns 100% of CPV Maryland, and no longer holds any interest in CPV Three Rivers.

For further information, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2026 and November 19, 2025.

Update on Ramat Beka Project

In April 2026, OPC’s Ramat Beka project company signed an engineering, procurement and construction (EPC) agreement for the construction of a solar power plant with an estimated installed capacity of 550 MW with integrated storage of about 3,850 megawatts/hr, with a total cost of approximately $158 million - $160 million.

Signing of agreement for supply of electricity to data centers in Israel

In May 2026, OPC, through an Israeli subsidiary, signed an electricity supply agreement (PPA) with an existing customer for the supply of electricity to data centers owned or being developed by the customer, with capacity expected by OPC to gradually reach approximately 460 megawatts, for a term of 19 years.

OPC Officer summoned in connection with Competition Authority investigation

In May 2026, an officer of OPC was summoned in connection with an investigation by the Israel Competition Authority relating to the tender conducted by the Israel Electric Corporation for the “Eshkol” power plant in 2023.

Additional Kenon Updates

Kenon’s (stand-alone) Liquidity and Capital Resources

As of March 31, 2026, Kenon’s stand-alone cash was $709 million. As of June 1, 2026, Kenon’s stand-alone cash was $512 million. There is no material debt at the Kenon level.

Kenon’s stand-alone cash includes cash and cash equivalents and other treasury management instruments.

Collar transaction relating to approximately 2% of OPC shares

In May 2026, Kenon entered into a collar transaction with an investment bank relating to 6,000,000 ordinary shares of OPC. The 6,000,000 OPC shares subject to the collar transaction represent 2% of OPC’s outstanding shares.

The collar transaction provides a potential source of liquidity to Kenon as the collar transaction allows Kenon, in certain circumstances, to elect to borrow against the collar transaction under the terms thereof.  The collar transaction also allows Kenon to retain exposure to potential upside in the collar shares up to the call strike price, while limiting the impact of potential decline in the share price.

For further information, see Kenon’s Report on Form 6-K furnished to the SEC on May 28, 2026.

Interim Dividend for the Year Ending December 31, 2026

In April 2026, Kenon distributed an interim cash dividend of approximately $200 million ($3.85 per share) for the year ending December 31, 2026.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to (i) OPC’s projects including expected capacity of projects, costs of contracts, PPAs and other non-historical matters relating to OPC and (ii) the collar transaction and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to (i) OPC’s projects including risks relating to timing of completion, cost and capacity of projects, risks relating to the PPA discussed herein including the ultimate capacity of the PPA and other risks relating to OPC’s business and (ii) risks relating to future trading prices of OPC shares and impact on the outcome of the collar transaction and amounts that Kenon may be able to borrow in connection with the collar transaction and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Deepa Joseph Chief Financial Officer IR@kenon-holdings.com